UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934 (Amendment No. 1)
Square, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.0000001 per share
(Title of Class of Securities)
852234103
(CUSIP Number)
April 12, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[   ]  Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 852234103

1	NAMES OF REPORTING PERSONS
	SCGE GenPar, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	2,500,000
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	2,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		7.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO

(1)
Based on 31,717,133 shares of the Issuer’s Class A Common Stock issued and outstanding as of March 7, 2016, as reported in the Issuer’s Form 10-K for the year ending December 31, 2015 and filed with U.S. Securities and Exchange Commission on March 10, 2016.

CUSIP No. 852234103

1	NAMES OF REPORTING PERSONS
	SCGE (LTGP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	2,500,000
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	2,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		7.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

(1)
Based on 31,717,133 shares of the Issuer’s Class A Common Stock issued and outstanding as of March 7, 2016, as reported in the Issuer’s Form 10-K for the year ending December 31, 2015 and filed with U.S. Securities and Exchange Commission on March 10, 2016.

CUSIP No. 852234103

1	NAMES OF REPORTING PERSONS
	SCGE Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	2,500,000
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	2,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		7.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

(1)
Based on 31,717,133 shares of the Issuer’s Class A Common Stock issued and outstanding as of March 7, 2016, as reported in the Issuer’s Form 10-K for the year ending December 31, 2015 and filed with U.S. Securities and Exchange Commission on March 10, 2016.

CUSIP No. 852234103

1	NAMES OF REPORTING PERSONS
	SCGE Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	2,500,000
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	2,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		7.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

(1)
Based on 31,717,133 shares of the Issuer’s Class A Common Stock issued and outstanding as of March 7, 2016, as reported in the Issuer’s Form 10-K for the year ending December 31, 2015 and filed with U.S. Securities and Exchange Commission on March 10, 2016.

CUSIP No. 852234103

1	NAMES OF REPORTING PERSONS
	Jeffrey Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	2,500,000
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	2,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		7.9%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IN

(1)
Based on 31,717,133 shares of the Issuer’s Class A Common Stock issued and outstanding as of March 7, 2016, as reported in the Issuer’s Form 10-K for the year ending December 31, 2015 and filed with U.S. Securities and Exchange Commission on March 10, 2016.

CUSIP No. 852234103

Item 1(a).	Name of Issuer

Square, Inc. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

1455 Market Street, Suite 600 San Francisco, California 94103

Item 2(a).	Name of Person Filing

This Schedule 13G/A (the “Schedule 13G”) is being filed jointly by each of SCGE GenPar, Ltd., SCGE (LTGP), L.P., SCGE Fund, L.P., SCGE Management, L.P. and Jeffrey Wang (collectively, the “Reporting Persons”).  This Schedule 13G is the initial filing for Mr. Wang and Amendment No. 1 for the other Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated April 21, 2016, a copy of which is attached a Exhibit A to this Schedule 13G, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”).

Item 2(b).	Address of Principal Business Office or, if none, Residence

The address of the principal business office for all Reporting Persons is: 2800 Sand Hill Road, Suite 101 Menlo Park, CA 94025

Item 2(c).	Citizenship

The citizenship or place of organization of each of the Reporting Persons is set forth on such Reporting Person’s cover page.

Item 2(d).	Title of Class of Securities

Class A Common Stock, par value $0.0000001 per share (the “Class A Common Stock”)

Item 2(e).	CUSIP Number

852234103

CUSIP No. 852234103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐
Group, in accordance with § 240.13d-1(b)(1)(ii)(K).  If filing as a non-U.S. institution in accordance with § 240.13d-l(b)(1)(ii)(J), please specify the type of institution:_________________________________

Item 4.	Ownership

The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.

SCGE Fund, L.P. (“SCGE Fund”) holds a total of 2,500,000 shares of Class A Common Stock of the Company.  SCGE GenPar, Ltd. (“SCGE GenPar”) is the sole general partner of each of (i) SCGE (LTGP), L.P., which is the sole general partner of SCGE Fund, and (ii) SCGE Management, L.P., a registered investment advisor under the Investment Advisers Act of 1940, as amended, which acts as investment adviser to SCGE Fund.  Jeffrey Wang is a Director and President of SCGE GenPar.  By virtue of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the Class A Common Stock of the Company held by SCGE Fund.

CUSIP No. 852234103

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not Applicable.

CUSIP No. 852234103

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 22, 2016

SCGE GENPAR, LTD.
By:	/s/ Jeffrey Wang
Name: Jeffrey Wang Title: Director
SCGE (LTGP), L.P.
By:	SCGE GenPar, Ltd., its General Partner
By:	/s/ Jeffrey Wang
Name: Jeffrey Wang Title: Director
SCGE FUND, L.P.
By:	SCGE (LTGP), L.P., its General Partner
By:	SCGE GenPar, Ltd., its General Partner
By:	/s/ Jeffrey Wang
Name: Jeffrey Wang Title: Director
SCGE MANAGEMENT, L.P.
By:	SCGE GenPar, Ltd., its General Partner
By:	/s/ Jeffrey Wang
Name: Jeffrey Wang Title: Director
/s/ Jeffrey Wang
Jeffrey Wang

CUSIP No. 852234103

EXHIBIT A
JOINT FILING AGREEMENT

In accordance with Rule 13d-l(k) of the Securities Exchange Ac of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G/A (including any and all amendments thereto) with respect to the Class A Common Stock, par value $0.0000001 per share, of Square, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing.  In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of April 22, 2016.

SCGE GENPAR, LTD.
By:	/s/ Jeffrey Wang
Name: Jeffrey Wang Title: Director
SCGE (LTGP), L.P.
By:	SCGE GenPar, Ltd., its General Partner
By:	/s/ Jeffrey Wang
Name: Jeffrey Wang Title: Director
SCGE FUND, L.P.
By:	SCGE (LTGP), L.P., its General Partner
By:	SCGE GenPar, Ltd., its General Partner
By:	/s/ Jeffrey Wang
Name: Jeffrey Wang Title: Director
SCGE MANAGEMENT, L.P.
By:	SCGE GenPar, Ltd., its General Partner
By:	/s/ Jeffrey Wang
Name: Jeffrey Wang Title: Director
/s/ Jeffrey Wang
Jeffrey Wang